SCHEDULE A
to
INVESTMENT ADVISORY AGREEMENT
With
Hodges Capital Management, Inc.

Series or Fund of Professionally Managed Portfolios	Annual Fee Rate

Hodges Fund	0.85% of average daily net assets

Hodges Small Cap Fund	0.85% of average daily net assets

Hodges Blue Chip 25 Fund	0.65% of average daily net assets

Hodges Equity Income Fund	0.65% of average daily net assets

Hodges Pure Contrarian Fund	0.85% of average daily net assets

Hodges Small Intrinsic Value Fund	0.85% of average daily net assets

Hodges Small-Mid Cap Fund	0.85% of average daily net assets

Effective Date:  November 11, 2013

PROFESSIONALLY MANAGED PORTFOLIOS	HODGES CAPITAL MANAGEMENT, INC.

By: /s/ Elaine E. Richards	By: /s/ Eric Marshall
Name: Elaine E. Richards	Name: Eric Marshall
Title: President	Title: President

Schedule A approved by the Board of Trustees:  December 19, 2012; amended November 11, 2013 to add the Hodges Small Intrinsic Value Fund, and the Hodges Small-Mid Cap Fund.